UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

CAPITAL SENIOR LIVING CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

140475104

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104	13D/A	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,612,414
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 2,612,414
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,612,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 26,378,491 shares of Common Stock, par value $0.01 per share, outstanding as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 140475104	13D/A	Page 3 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,612,414
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 2,612,414
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,612,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 140475104	13D/A	Page 4 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,612,414
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 2,612,414
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,612,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 140475104	13D/A	Page 5 of 9 pages

This Amendment No. 6 (the “Amendment”) amends and supplements the Schedule 13D as filed on December 2, 2005 and amended on December 22, 2005, April 21, 2006, May 18, 2006, June 21, 2006 and October 17, 2006 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 140475104	13D/A	Page 6 of 9 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $23,507,101.26. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

On December 21, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “December 21st Letter”). A copy of the December 21st Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On April 20, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “April 20th Letter”). A copy of the April 20th Letter is attached to the Schedule 13D as Exhibit B and is incorporated herein by reference. In addition, on April 20, 2006, the Reporting Persons issued a press release related to the April 20th Letter, a copy of which is attached to the Schedule 13D as Exhibit C and is incorporated herein by reference. On May 17, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “May 17th Letter”). A copy of the May 17th Letter is attached to the Schedule 13D as Exhibit D and is incorporated herein by reference. In addition, on May 17, 2006, the Reporting Persons issued a press release related to the May 17th Letter, a copy of which is attached to the Schedule 13D as Exhibit E and is incorporated herein by reference. On June 21, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “June 21st Letter”). A copy of the June 21st Letter is attached to the Schedule 13D as Exhibit F and is incorporated herein by reference.

On December 8, 2006, the Reporting Persons sent a letter to the Chairman of the Board and Secretary of the Issuer (the “December 8th Letter”). The December 8th Letter contained a shareholder proposal for inclusion with the Issuer’s proxy statement, which recommended that the Board of Directors of the Issuer promptly engage an investment banking firm and pursue a sale or liquidation of the Issuer. A copy of the December 8th Letter is attached hereto as Exhibit G and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Mercury Real Estate Securities Fund LP, Silvercreek SAV LLC and GPC LXV, LLC owned beneficially 1,079,193; 1,131,681; 90,223; 134,580 and 176,737 Shares, respectively, representing approximately 4.1%, 4.3%, 0.3%, 0.5% and 0.7% respectively, of the Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 2,612,414 Shares, constituting 9.9% of the 26,378,491 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 2,612,414 Shares, constituting 9.9% of the 26,378,491 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 2,612,414 Shares, constituting 9.9% of the 26,378,491 Shares of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 140475104	13D/A	Page 7 of 9 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Capital Senior Living Corporation, dated December 21, 2005.**

Exhibit B	Letter to the Board of Directors of Capital Senior Living Corporation, dated April 20, 2006.***

Exhibit C	Press Release, dated April 20, 2006.***

Exhibit D	Letter to the Board of Directors of Capital Senior Living Corporation, dated May 17, 2006.****

Exhibit E	Press Release, dated May 17, 2006.****

Exhibit F	Letter to the Board of Directors of Capital Senior Living Corporation, dated June 21, 2006.*****

Exhibit G	Letter to the Chairman of the Board and Secretary of Capital Senior Living Corporation, dated December 8, 2006.

Exhibit H	Schedule of Transactions in Shares of the Issuer.

Exhibit I	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on December 2, 2005.
**	Previously filed with the Schedule 13D/A on December 22, 2005.
***	Previously filed with the Schedule 13D/A on April 21, 2006.
****	Previously filed with the Schedule 13D/A on May 18, 2006.
*****	Previously filed with Schedule 13D/A on June 21, 2006.

CUSIP No. 140475104	13D/A	Page 8 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: December 11, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 140475104	13D/A	Page 9 of 9 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Capital Senior Living Corporation, dated December 21, 2005.**

Exhibit B	Letter to the Board of Directors of Capital Senior Living Corporation, dated April 20, 2006.***

Exhibit C	Press Release, dated April 20, 2006.***

Exhibit D	Letter to the Board of Directors of Capital Senior Living Corporation, dated May 17, 2006.****

Exhibit E	Press Release, dated May 17, 2006.****

Exhibit F	Letter to the Board of Directors of Capital Senior Living Corporation, dated June 21, 2006.*****

Exhibit G	Letter to the Chairman of the Board and Secretary of Capital Senior Living Corporation, dated December 8, 2006.

Exhibit H	Schedule of Transactions in Shares of the Issuer.

Exhibit I	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on December 2, 2005.
**	Previously filed with the Schedule 13D/A on December 22, 2005.
***	Previously filed with the Schedule 13D/A on April 21, 2006.
****	Previously filed with the Schedule 13D/A on May 18, 2006.
*****	Previously filed with Schedule 13D/A on June 21, 2006.

Exhibit G

Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

December 8, 2006

Mr. James A Stroud

Chairman of the Board and Secretary

Capital Senior Living Corporation

14160 Dallas Parkway, Suite 300

Dallas, Texas 75254

Re: Shareholder Proposal

Dear Mr. Stroud:

On behalf of Mercury Real Estate Advisors LLC (“Mercury”), I hereby submit the enclosed shareholder proposal (“Proposal”) for inclusion in the proxy statement of Capital Senior Living Corporation (the “Corporation”) to be circulated to the shareholders of the Corporation in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14a-8 (Proposals of Security Holders) of Regulation 14A promulgated by the Securities and Exchange Commission (the “SEC”).

Mercury is the owner of approximately 2,369,700 shares of the Corporation’s common stock that have been held continuously for more than a year prior to this date of submission. We believe that a sale of the Corporation is in the best interests of stockholders and should be pursued immediately. The Proposal is submitted in order to encourage the Corporation to retain an investment banker and begin a sale process.

Mercury intends to hold the shares through the date of the Corporation’s next annual meeting of shareholders. In accordance with the provisions of Rule 14a-8(b) of Regulation 14A, Mercury’s current ownership of such shares is evidenced by the enclosed letter from Morgan Stanley as well as by the Schedule 13D, initially filed with the SEC on December 2, 2005, and the amendments thereto, which Schedule 13D and such amendments are on file with the SEC. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Malcolm F. MacLean at (203) 869-9191.

Sincerely,

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Name: Malcolm F. MacLean IV
Title: President

Mr. James A. Stroud

December 8, 2006

Proposed Resolution

That the stockholders of the Corporation recommend that the Board of Directors promptly engage an investment banking firm and pursue a sale or liquidation of the Corporation.

Supporting Statement

We believe a sale or liquidation of the Corporation is in the best interests of stockholders for the following reasons:

1)	The Corporation has operated at a loss for the last three years. In our opinion, management has destroyed shareholder value with a net loss of $3.4 million in the first nine months of 2006, $5.4 million in 2005 and $6.8 million in 2004.

2)	The Corporation lacks the sufficient size required to operate as a public company. In our view, shareholders’ equity is being wasted on general and administrative expenses, and, in particular, executive compensation packages, that are not commensurate with the size of the company. General and administrative expenses at the Corporation totaled 9.7% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation’s Peer Group for this period averaged 5.7%. Also, executives have what we view as the rare benefit of “evergreen” employment contracts.

3)	Healthcare real estate valuations have reached a peak. Capitalization rates for senior living assets similar to those owned by CSU have fallen to approximately 6.5 – 7.0% from approximately 10% over the past several years. This cap-rate compression, occurring over a period of historically low interest rates, has led to a significant increase in the value of CSU’s current portfolio. We believe that it is in the best interest of shareholders for the Corporation to capitalize on this value through a sale or liquidation of the Corporation instead of continuing to operate unprofitably as a public company with the risk that healthcare real estate valuations start to decline.

4)	The Corporation is an attractive acquisition candidate for a national healthcare owner/operator. While we believe that the Corporation is too small to generate economies of scale with its widely dispersed portfolio, several of the national owner/operators could achieve operating synergies through an acquisition of CSU. Further, we believe CSU is trading at a significant discount to its intrinsic or liquidation value.

5)	Senior executives and Board members continue to sell stock in the Corporation and are becoming less aligned with the interests of shareholders. While management

Mr. James A. Stroud

December 8, 2006

reiterates on quarterly conference calls that they expect to create significant value pursuing their business strategy, their actions tell a different story. CSU executives and Board members have been significant net sellers of CSU stock in 2006. James Stroud, Chairman and Secretary, and his controlled entities have sold more than $8.5 million of stock in 2006 while other sellers include: Lawrence Cohen, Vice Chairman and Chief Executive Officer; Keith Johannessen, President and Chief Operating Officer; Ralph Beattie, Chief Financial Officer; Gloria Holland, Vice President; Jerry Lee, Controller; Craig F. Hartberg, Independent Director and Victor Nee, an Independent Director. These stock sales reiterate our view that management is not committed to its “growth strategy” and that a sale or liquidation should be commenced.

[Letter of Morgan Stanley Intentionally Omitted]

CUSIP No. 140475104	13D/A

Exhibit H

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/09/2006	20,183.00	8.609
10/10/2006	318.00	8.814
12/04/2006	2,734.00	10.275

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/09/2006	3,723.00	8.609
10/10/2006	2,180.00	8.814
10/16/2006	97,777.00	9.270

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/09/2006	19,393.00	8.609
10/10/2006	2,621.00	8.814
10/18/2006	2,000.00	9.410
10/23/2006	1,000.00	9.490
10/24/2006	100.00	9.480
10/27/2006	4,000.00	9.467
10/31/2006	5,000.00	9.560
11/09/2006	2,000.00	9.580
11/17/2006	900.00	10.210
11/20/2006	3,000.00	10.210
11/21/2006	6,000.00	10.055
11/28/2006	300.00	10.060
11/30/2006	2,665.00	10.125

GPC LXV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/09/2006	22,101.00	8.609
10/10/2006	381.00	8.814
12/04/2006	3,266.00	10.275

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/16/2006	90,223.00	9.270

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.